EXHIBIT 99.12
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
          In connection with the Annual Report of Cameco Corporation (the “Company”) on Form 40-F for the year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), I, O. Kim Goheen, Senior Vice-President & Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:
1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ O. Kim Goheen

Name: O. Kim Goheen
Title: Senior Vice-President & Chief Financial Officer
March 31, 2010